Brent Morrison
Direct: 678-368-4402
Email: brent.morrison@regionalhealthproperties.com

November 15, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:    Mr. Paul Fischer

Re:     Regional Health Properties, Inc.
Post-Affective Amendment No. 1 on Form S-3
Filed October 11, 2017
File No. 333-201462
Mr. Fischer:
On behalf of Regional Health Properties, Inc. (“RHE”), we hereby respond to the Staff’s verbal comments provided to our counsel Lori A. Gelchion, with Rogers & Hardin LLP, received October 17, 2017, (the "Comments"), regarding the above referenced Post-Affective Amendment No. 1, filed October 11, 2017 on Form S-3 ("Amendment No.1").
After filing Amendment No. 1, RHE experienced certain management changes. As a result, RHE now intends to deregister all of the securities which remain unsold under File No. 333-201462 (the "Registration Statement") and no longer intends on adopting such Registration Statement for its own purposes as contemplated by Amendment No. 1. Accordingly, Post-Effective Amendment No. 2 (which is being transmitted to the Securities and Exchange Commission in connection herewith) does not revise the filing to reflect Comments but seeks to amend the filing to deregister all unsold securities under the Registration Statement.

* * *
If you have any questions concerning the matters discussed in this letter please contact Tonya McMorris, RHE's Director of Reporting, at 678-368-4380.
Very truly yours,
/s/ Brent Morrison
Interim Chief Executive Officer and Director